Exhibit 99.1

SaverOne Enters the Military UAV Market:

Signs Term Sheet to Acquire 33.3% of Gryphen Aircraft Industries, with an Option to Increase to 53% at a €30 Million Valuation

Investment will accelerate Gryphen’s advanced Remotely Piloted Aircraft System (RPAS) development program, based on existing civilian aircraft platforms

Petah Tikvah, Israel, June 30, 2026 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE; TASE: SVRE) today announced that it has entered a non-binding term sheet for a strategic investment in Gryphen Aircraft Industries Srl (“Gryphen”), an Italian aviation and defense technology company

Developing a NATO Class-3 & US Group-5 Medium/High Altitude Long Endurance (MALE) Remotely Piloted Military Aircraft Systems (RPAS/UAV), based on existing civilian aircraft platforms.

The proposed transaction represents an important step in SaverOne’s strategic expansion into the defense and security markets, following its previously announced strategic transaction with VisionWave Holdings, Inc (Nasdaq:VWAV).

Under the terms of the non-binding term sheet, SaverOne will initially invest €5.0 million in Gryphen in exchange for 33.3% of Gryphen’s fully diluted share capital, subject to due diligence, the execution of definitive agreements and customary closing conditions. Subject to various milestones, SaverOne will increase the investment to €8.33 million and finally have the right, exercisable within 24 months following closing but not earlier than nine months following closing, to increase its ownership in Gryphen to 53% based on Euro €30 million valuation.

Gryphen combines an established aviation manufacturing base with an advanced Remotely Piloted Aircraft System (RPAS) and Optionally Piloted Aircraft (OPV/OPA) advanced development program. Gryphen has over 30 years of aviation heritage, an existing 4,000 sqm production facility and over 1,000 aircraft manufactured aircraft over that period. Building on this strong industrial foundations, Gryphen is developing a complete remotely piloted aircraft system designed to convert existing civilian aircraft into reliable, Medium/High Altitude Long-Endurance (MALE) and cost-effective military platforms with high payload capacity for diversified missions. SaverOne’s investment is intended to accelerate the development, system integration, testing and commercialization efforts, targeting the growing military and tactical UAV market, where industry estimates project the global UAV market to reach approximately $40.6 billion by 2030 while the strategic and MALE UAV segment will hold a significant share.

Ori Gilboa, Chief Executive Officer of SaverOne, commented: “This potential investment marks SaverOne’s entry into the military UAV market and is highly synergistic with our recently announced expansion into defense and security, via our partnership with VisionWave. Gryphen brings an existing aviation manufacturing base, advanced RPAS development capabilities and a practical strategy to convert existing civilian aircraft into military platforms. We believe our investment creates a compelling growth opportunity for both Gryphen and SaverOne.”

Itai Terner, Founder and Chief Executive Officer of Gryphen Aircraft Industries, said: We are delighted to enter into this strategic framework with SaverOne. This collaboration marks a significant milestone in Gryphen’s growth strategy and reflects our shared vision of delivering innovative, cost-effective unmanned aviation solutions to global defense and security markets.

Gryphen combines Italy’s aerospace manufacturing heritage with an experienced international engineering team to develop a new generation of MALE unmanned aircraft systems. Our MALE / NATO Class-3 platform is designed to provide advanced operational capabilities at substantially lower acquisition and life-cycle costs than traditional systems, addressing the growing demand for scalable and affordable ISR and multi-mission solutions.

In parallel, Gryphen’s Optionally Piloted Aircraft (OPA) technology positions the Company at the forefront of the emerging Manned-Unmanned Teaming (MUM-T) concept, enabling operators to transition seamlessly between piloted and autonomous missions using a common aircraft platform.

With defense spending continuing to increase across NATO and allied nations, we believe Gryphen is well positioned to address evolving operational requirements. We expect our partnership with SaverOne to accelerate product development, market penetration, and commercialization, while creating long-term value for customers and shareholders alike.

About SaverOne

SaverOne is a technology company specializing in advanced transportation safety and RF-based sensing solutions. The Company designs, develops and commercializes OEM and aftermarket technologies that detect, locate and analyze cellphone RF signals using proprietary hardware, software, AI and algorithms.

SaverOne’s first commercial product line is designed to prevent vehicle accidents caused by driver distraction from mobile phone use. Building on the same core RF sensing platform, the Company is also developing solutions for vulnerable road user (VRU) detection under limited-visibility and non-line-of-sight conditions, based on the cellphone footprint of pedestrians and other road users.

SaverOne has recently expanded the potential applications of its RF sensing technology beyond transportation through its strategic transaction with VisionWave Holdings, Inc. (Nasdaq: VWAV), focused on integrating SaverOne’s RF capabilities into defense, homeland security and critical infrastructure applications.

About Gryphen Aircraft Industries Srl

Gryphen Aircraft Industries S.r.l. is an Italian aerospace and defense systems company focused on the design, manufacturing, integration, and commercialization of next-generation aircraft systems for defense, homeland security, and special mission applications.

The Company develops complete airborne systems based on a common aircraft architecture capable of supporting piloted, optionally piloted, and fully autonomous operations. Its G750 family includes Remotely Piloted Aircraft Systems (G750-RPAS), Optionally Piloted Aircraft (G750-OPA), and Special Mission Platforms (G750-SMP), integrating advanced aircraft, mission payloads, autonomous technologies, communications, Ground Control Stations (GCS), and mission software into scalable, cost-effective operational solutions.

Derived from Gryphen’s existing civil aircraft platform, from which hundreds of aircraft have been manufactured and have accumulated hundreds of thousands of operational flight hours, the G750 family combines existing aviation heritage with next-generation autonomous capabilities to accelerate development, certification, and deployment.

Headquartered in the Friuli-Venezia Giulia region of northern Italy, Gryphen operates a 4,000-square-meter aerospace manufacturing and flight-test facility with direct access to a private runway, enabling integrated aircraft design, systems integration, manufacturing, testing, and flight validation from a single location.

defense.gryphen.eu

www.gryphen.it

Forward-Looking Statements

The term sheet is non-binding and remains subject to due diligence, execution of definitive agreements, required corporate and regulatory approvals, and other customary conditions. There can be no assurance that the parties will enter into definitive agreements, that the proposed transaction will be completed, that Gryphen will achieve its milestones, or that SaverOne will exercise its option to increase its ownership in Gryphen.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: SaverOne’s completion of due diligence and the execution of definitive agreements with Gryphen; market acceptance of any future defense related products; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2026  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft
+1 212 378 8040
saverone@ekgir.com

Source: SaverOne 2014 Ltd.

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